Exhibit 4.2

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, FTS International, Inc. (the “Company”) had two class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (a) the Class A common stock, par value $0.01 per share, and (b) Series A preferred stock purchase rights.

The following descriptions do not purport to be complete and are subject to the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”), the Company’s amended and restated bylaws (the “Bylaws”), the certificate of designations of the Series A preferred stock purchase rights (the “Certificate of Designations”) and the rights agreement relating to the Series A preferred stock purchase rights (the “Rights Agreement”), copies of which have been filed as exhibits to the Company’s Annual Report on Form 10-K of which this Exhibit 4.2 is a part, and are subject to provisions of Delaware General Corporation Law (“DGCL”).

General

The Company’s authorized share capital consists of 55,000,000 shares of common stock, consisting of 49,000,000 shares of Class A common stock, par value $0.01 per share, 1,000,000 shares of Class B common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

General. Except as otherwise provided in the Certificate of Incorporation or required by applicable law, Class A common stock and Class B common stock have the same rights and powers, rank equally, share ratably and are identical in all respects and as to all matters.

Voting Rights. The holders of common stock are entitled to one vote for each share of common stock held of record by such holder and will vote as a single class on all matters submitted to a vote of the Company’s shareholders; provided, however, that, except as otherwise required by law, the holders of common stock, as such, are not be entitled to vote on any amendment to the Certificate of Incorporation (including any certificate of designations relating to any class or series of preferred stock) that relates solely to the terms of one or more outstanding classes or series of preferred stock if the holders of such affected class or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designations relating to any class or series of preferred stock) or pursuant to DGCL. The holders of common stock do not have cumulative voting rights.

Dividend Rights. The holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by the Company’s board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any then-outstanding preferred stock.

Liquidation Rights. In the event of the Company’s liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities, subject to any liquidation preference granted to holders of any then-outstanding preferred stock.

Preemptive or Similar Rights. The holders of common stock do not have any preemptive or conversion rights or other subscription rights, and no redemption or sinking fund provisions are applicable to common stock.

Matters Specific to Class B Common Stock. Class B common stock will not be listed on any national securities exchange or Nasdaq or be listed over-the-counter. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, subject to adjustment for any subdivision (by any stock or unit split, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock or unit split, reclassification, reorganization, recapitalization or otherwise) of Class A common stock or Class B common stock that is not accompanied by a substantively identical subdivision or combination of Class B common stock or Class A common stock, respectively.

Preferred Stock

The Certificate of Incorporation permits its board of directors to issue up to 5,000,000 shares of preferred stock from time to time in one or more classes or series and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of preferred stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by DGCL.

Terms selected by the Company’s board of directors could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock without any further vote or action by the stockholders. As a result, the rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued.

Warrants

Each of Company’s Tranche 1 warrants is exercisable to purchase one share of Class A common stock at an exercise price of $33.04 per warrant and each of the Company’s Tranche 2 warrants is exercisable to purchase one share of Class A common stock at an exercise price of $37.14 per warrant, in each case subject to adjustment for any subdivision (by any stock or unit split, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock or unit split, reclassification, reorganization, recapitalization or otherwise) of Class A common stock or stock dividends to holders of Class A common stock. Prior to exercise, holders of Tranche 1 warrants and of Tranche 2 warrants in their capacity as such have no rights as a stockholder, including the right to vote and to receive dividends.

Series A Preferred Stock Purchase Rights

Exercisability. Each Series A preferred stock purchase right is exercisable to purchase, for $71.00 (the “Purchase Price”), one one-thousandth of a share of Series A participating cumulative preferred stock, par value $0.01 per share, with such portion of a share of Series A participating cumulative preferred stock giving the stockholder approximately the same dividend, voting and liquidation rights as would one share of common stock. Prior to exercise, holders of Series A preferred stock purchase rights in their capacity as such have no rights as a stockholder, including the right to vote and to receive dividends. The Series A preferred stock purchase rights are not exercisable until the earlier of (a) the close of business on the 10th business day after the date of the first public announcement that a person or any of its affiliates and associates has obtained beneficial ownership of 20% or more of the Company’s common stock (each such person, an “Acquiring Person”), with certain exceptions, and (b) the close of business on the 10th business day (or such later day as may be designated by the Company’s board of directors before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.

Trading. Before the Series A preferred stock purchase rights become exercisable, they trade with, and are inseparable from, shares of the Company’s common stock. After the Series A preferred stock purchase rights become exercisable, they will be transferable separately from shares of the Company’s common stock.

Consequences of a Person or Group Becoming an Acquiring Person. Subject to the Company’s exchange rights, at any time after any person has become an Acquiring Person, each holder of Series A preferred stock purchase rights (other than an Acquiring Person, its affiliates and its associates) will be entitled upon exercise to purchase for each Series A preferred stock purchase right held, at the Purchase Price, Class A common stock having a market value of twice the Purchase Price. At any time on or after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the Company’s outstanding capital stock or the occurrence of any of the events described in the next sentence), the Company’s board of directors may exchange all or part of the Series A preferred stock purchase rights (other than Series A preferred stock purchase rights beneficially owned by an Acquiring Person, its affiliates and its associates) for Class A common stock at an exchange ratio of one share of Class A common stock per Series A preferred stock purchase right. If, after any person has become an Acquiring Person, (a) the Company is involved in a merger or other business combination in which it is not the surviving corporation or the common stock is exchanged for other securities or assets or (b) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Series A preferred stock purchase right (other than Series A preferred stock purchase rights beneficially owned by an Acquiring Person, its affiliates and its associates) will entitle the holder upon exercise to purchase for each Series A preferred stock purchase right held, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

Expiration. The Series A preferred stock purchase rights will expire on November 18, 2021, unless earlier exercised, exchanged, amended or redeemed. If the Company’s board of directors has not renewed the Rights Agreement or called a meeting of stockholders for the purpose of voting on whether or not to renew the Rights Agreement, in each case, by the close of business on the date that is 90 days prior to November 18, 2021, then holders of 25% or more of the Company’s outstanding common stock may submit a written demand directing the Company’s board of directors to submit to a vote of stockholders a resolution renewing the Rights Agreement, and if such resolution is approved by a majority of the Company’s outstanding common stock, the Rights Agreement will be renewed for a period of one year.

Redemption. The Company’s board of directors may redeem all of the Series A preferred stock purchase rights at a price of $0.001 per Series A preferred stock purchase right at any time before any person has become an Acquiring Person. If the Company’s board of directors redeems any Series A preferred stock purchase right, it must redeem all of the Series A preferred stock purchase rights. Once the Series A preferred stock purchase rights are redeemed, the only right of holders of the Series A preferred stock purchase rights will be to receive the redemption price per Series A preferred stock purchase right. The redemption price will be subject to adjustment. If the Company receives certain qualifying offers, and its board of directors has not redeemed the Series A preferred stock purchase rights or exempted such qualifying offer from the Rights Agreement or called a meeting of stockholders for the purpose of voting on whether or not to exempt such qualifying offer from the Rights Agreement, in each case by 90 days following such qualifying offer, the holders of 25% or more of the Company’s outstanding common stock may submit to the Company’s board of directors a written demand directing the Company’s board of directors to submit to a vote of stockholders a resolution exempting such qualifying offer from the Rights Agreement and, if such resolution is approved by (a) in the case where the consideration is all cash, a majority of the Company’s outstanding common stock, or (b) in the case where the consideration is other than all cash, 66⅔% of the Company’s outstanding common stock, then such qualifying offer will be exempt from the Rights Agreement.

Amendment. At any time before any person has become an Acquiring Person, the Rights Agreement may be amended in any respect. After such time, the Rights Agreement may be amended (a) to cure any ambiguity, (b) to correct any defective or inconsistent provision or (c) in any respect that does not adversely affect holders of the Series A preferred stock purchase rights (other than any Acquiring Person, its affiliates and its associates).

Registration Rights

Pursuant to a registration rights agreement, upon a request of stockholders holding at least 7.5% of the Company’s common stock, the Company is required to file a registration statement covering the resale of such stockholders’ securities on a delayed or continuous basis. Additionally, the stockholders party to the registration rights agreement have customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the registration rights agreement.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration statement and the Company’s right to delay or withdraw a registration statement under certain circumstances. The Company will generally pay all registration expenses in connection with its obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation and Bylaws and DGCL

Provisions of DGCL and the Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting an unsolicited offer to acquire the Company. Such provisions may also have the effect of preventing changes in the Company’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Certain Related Party Transactions. The Certificate of Incorporation provides that Related Party Transactions (as defined below) require (a) if the Related Party Transaction is an agreement or transaction described in clauses (i), (ii) or (iii) of the definition of “Related Party Transaction” and the consideration is all cash, the affirmative vote of the majority of the disinterested stockholders or (b) if (x) the Related Party Transaction is an agreement or transaction described in clauses (i), (ii) or (iii) of the definition of “Related Party Transaction” and any part of the consideration to be paid in such Related Party Transaction is other than cash or (y) the Related Party Transaction is an agreement or transaction described in clauses (iv), (v), (vi) or (vii) of the definition of “Related Party Transaction,” the affirmative vote of 66⅔% of the disinterested stockholders. Any amendment of this provision of the Certificate of Incorporation will require the affirmative vote of 66⅔% of the stockholders. “Related Party Transaction” includes the following transactions between the Company and any stockholder that, together with any of its affiliates, owns 20% or more of the Company’s voting stock (a “Related Person”): (i) any merger or consolidation with a Related Person, (ii) any sale, transfer or other disposition of 10% or more of the Company’s consolidated assets to a Related Person, (iii) the issuance of securities to a Related Person, (iv) the adoption of any plan for liquidation or dissolution proposed by any Related Person, (v) any reclassification of securities or recapitalization or merger or consolidation that would have the effect of increasing the voting power of a Related Person, (vi) acquisition or receipt of any assets or securities of a Related Person or (vii) any loan or other financial assistance for the benefit of a Related Person.

Business Combinations under DGCL. The Company has “opted out” from the application of Section 203 of DGCL.

Number and Election of Directors. The number of directors is determined from time to time solely by resolution adopted by the affirmative vote of a majority of the Company’s board of directors. Any newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors for any reason may be filled solely by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders).

Calling of Special Meeting of Stockholders. Special meetings of the stockholders may be called by the Company’s board of directors, the chairman of the board of directors or the Secretary. A special meeting of the stockholders will be called by the Secretary upon the delivery of a written request to us by the holders of record of at least 25% of the voting power of the Company’s outstanding capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting.

Amendments to the Bylaws. The Bylaws may be amended or repealed or new bylaws may be adopted by the stockholders entitled to vote thereon at any annual or special meeting thereof or by the board of directors.

Other Limitations on Stockholder Actions. Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the Secretary prior to the meeting at which the action is to be taken. For business to be conducted at an annual meeting of stockholders, to be timely, notice must be received at the Company’s principal executive office not less than 120 days nor more than 150 days prior to the anniversary of the immediately preceding annual meeting of stockholders. For business to be conducted at a special meeting of stockholders, to be timely, notice must be received at the Company’s principal executive office not less than 120 days nor more than 150 days prior to the special meeting or the 10th day following the day on which public announcement of the date of the special meeting was first made. The Bylaws specify in detail the requirements as to form and content of all stockholder notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting. The Bylaws also describe certain criteria for when stockholder meetings requested by stockholders need not be held.

No Cumulative Voting. The Certificate of Incorporation provides that there will be no cumulative voting in the election of directors.

Authorized but Unissued Shares. Under DGCL, the Company’s authorized but unissued shares of common stock are available for future issuance without stockholder approval. The Company may use these additional shares of common stock for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum. The Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if such court does not have jurisdiction, a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware)) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s director, officer or other employee to the Company or the Company’s stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (iii) any action asserting a claim arising pursuant to any provision of DGCL or the Certificate of Incorporation or Bylaws (in each case, as they may be amended from time to time), (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or Bylaws, (v) any action asserting a claim governed by the internal affairs doctrine, or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of DGCL. The foregoing choice-of-forum provision does not apply to any actions arising under the Securities Act or the Exchange Act. The Certificate of Incorporation also provides that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts in Delaware will be the sole and exclusive forum for any action brought under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in the Company’s capital stock will be deemed to have notice of and consented to the choice-of-forum provisions of the Certificate of Incorporation. While Delaware courts have determined that choice-of-forum provisions are facially valid, it is possible that a court in another jurisdiction could rule that the choice-of-forum provisions contained in the Certificate of Incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the choice-of-forum provisions in the Certificate of Incorporation to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions.

Limitation of Liability and Indemnification

The Certificate of Incorporation provides that a director shall not be liable to the Company or the Company’s stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. The Certificate of Incorporation also provide that the Company will, to the fullest extent permitted by law, indemnify its directors and officers against all liabilities and expenses in any suit or proceeding or arising out of their status as an officer or director or their activities in these capacities. The Company also indemnify any person who, at the Company’s request, is or was serving as a director, officer, employee, agent or trustee of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise. The Company may, by action of its board of directors, provide indemnification to its employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

Listing

The Class A common stock is listed on NYSE American under the symbol “FTSI”. The Series A preferred stock purchase rights are listed on NYSE American.